Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement (No. 333-173161) on Form S-8 of Apollo Global Management, LLC of our report dated June 6, 2012, with respect to the combined and consolidated statements of financial condition of Stone Tower Capital LLC and Subsidiaries and Affiliates as of December 31, 2011 and 2010 and the related combined and consolidated statements of operations, changes in members’ equity and cash flows for each of the three years in the period ended December 31, 2011 in this current report on Form 8-K/A of Apollo Global Management, LLC dated June 18, 2012.

/s/ Deloitte & Touche LLP
New York, NY
June 18, 2012